UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*
JACKSONVILLE BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

469249106
(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons CapGen Capital Group IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,334,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,334,208
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%*
14.	Type of Reporting Person (See Instructions) PN
_______________________
*
The calculation of the percentage of outstanding shares is based on 3,214,461 shares of Common Stock (as defined herein) outstanding as of July 31, 2015, as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the period ended June 30, 2015.

CUSIP No. 469249106

1	Names of Reporting Persons. CapGen Capital Group IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,334,208
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,334,208
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.5%*
14	Type of Reporting Person (See Instructions) OO
_______________________
*
The calculation of the percentage of outstanding shares is based on 3,214,461 shares of Common Stock outstanding as of July 31, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2015.

CUSIP No. 469249106

1	Names of Reporting Persons Eugene A. Ludwig

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,334,208
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,334,208
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.5%*
14	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 3,214,461 shares of Common Stock outstanding as of July 31, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2015.

CUSIP No. 469249106

1	Names of Reporting Persons Robert B. Goldstein

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 875(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 875(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 875(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) (2)*
14	Type of Reporting Person (See Instructions) IN

_______________________

*
The calculation of the percentage of outstanding shares is based on 3,214,461 shares of Common Stock outstanding as of July 31, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2015.

(1)	Robert B. Goldstein and his spouse, Candy K. Goldstein share voting and dispositive power of these shares.
(2)	Less than 1%

CUSIP No. 469249106

1	Names of Reporting Persons John W. Rose

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,035(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,035(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,035(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) (2)*
14	Type of Reporting Person (See Instructions) IN

_______________________

*
The calculation of the percentage of outstanding shares is based on 3,214,461 shares of Common Stock outstanding as of July 31, 2015, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2015.

(1)	John W. Rose and his spouse, Cheryl H. Rose share voting and dispositive power of these shares.
(2)	Less than 1%

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 7 on Schedule 13D (this “Amendment No. 7”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012, Amendment No. 2 filed on September 28, 2012, Amendment No. 3 filed on January 4, 2013, Amendment No. 4 filed on January 23, 2013, Amendment No. 5 filed on February 21, 2013 and Amendment No. 6 filed on November 5, 2014, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On September 30, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Ameris Bancorp (“Ameris”).  The Merger Agreement provides for, among other things, the merger of the Issuer with and into Ameris (the “Merger”) and the merger of the Issuer’s banking subsidiary, The Jacksonville Bank, with and into Ameris’ banking subsidiary, Ameris Bank.  Under the Merger Agreement, each share of the common stock of the Issuer, $0.01 par value per share (the “Voting Common Stock”), and each share of nonvoting common stock of the Issuer, $0.01 par value per share (the “Nonvoting Common Stock” and, together with the Voting Common Stock, the “JAXB Common Stock”), issued and outstanding immediately prior to the effective time of the Merger, but excluding any Excluded Shares and Appraisal Shares (each, as defined in the Merger Agreement), shall, by virtue of the Merger, be converted into and shall thereafter represent the right to receive, without interest, in accordance with the procedures set forth in the Merger Agreement, and at the election of the holder thereof as provided in and subject to the Merger Agreement, either (i) that number of shares of Ameris common stock, par value $1.00 per share, that equals 0.5861 or (ii) $16.50 in cash.

On September 30, 2015, each of Messrs. Goldstein and Sullivan, as members of the board of directors of the Issuer, and CapGen LP entered into a voting and support agreement (the “Voting and Support Agreement”), with respect to, among other things, the voting of shares of JAXB Common Stock beneficially owned by each signatory in favor of the approval of the terms of the Merger Agreement and the transactions contemplated thereby.

The foregoing references to and descriptions of the Voting and Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 21 and which is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

Pursuant to the Voting and Support Agreement, CapGen LP and Messrs. Goldstein and Sullivan have agreed, among other things, to vote (or cause to be voted) all of their shares of JAXB Common Stock (i) in favor of (A) approval of the Merger Agreement and the Charter Amendment (as defined in the Merger Agreement) and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement or the Charter Amendment; and (ii) against (A) any action or agreement that would impair the ability of Ameris to complete the Merger or the ability of the Issuer to complete the Merger, or that would otherwise prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement and (B) other than the transactions contemplated by the Merger Agreement, any Acquisition Proposal.  CapGen LP and Messrs. Sullivan and Goldstein further agreed not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Issuer, to approve the Merger Agreement unless the Voting and Support Agreement shall have been terminated in accordance with its terms.

In connection with the foregoing, each of CapGen LP and Messrs. Goldstein and Sullivan have irrevocably and unconditionally granted to, and appointed Ameris and any designee thereof as their proxy to vote or cause to be voted (including by proxy or written consent, if applicable) the JAXB Common Stock owned by such shareholder as of the applicable record date in accordance with the Agreement, on the terms set forth above and subject to automatic termination upon termination of the Voting and Support Agreement (as described below).

In addition, each of CapGen LP and Messrs. Goldstein and Sullivan have agreed not to sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of such shareholder’s JAXB Common Stock, or any interest therein, including the right to vote any JAXB Common Stock, as applicable, until the earlier of (i) the effective time of the Merger and (ii) termination of the Merger Agreement in accordance with its terms.

If the Merger Agreement is terminated for any reason, the Voting and Support Agreement will automatically terminate and be null and void and of no effect.

The foregoing references to and description of the Voting and Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 21 and which is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 20	Joint Filing Agreement, dated October 2, 2015, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein and Eugene A. Ludwig.

Exhibit 21
Voting and Support Agreement, dated September 30, 2015, by and among CapGen Capital Group IV LP, Robert Goldstein, John Sullivan, Ameris Bancorp and Jacksonville Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on October 1, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 2, 2015

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Name:	Robert B. Goldstein

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

EXHIBIT INDEX

Exhibit	Title

Exhibit 20	Joint Filing Agreement, dated October 2, 2015, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein, Eugene A. Ludwig and John W. Rose.

Exhibit 21
Voting and Support Agreement, dated September 30, 2015, by and among CapGen Capital Group IV LP, Robert Goldstein, John Sullivan, Ameris Bancorp and Jacksonville Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on October 1, 2015).